Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN,

INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

14th June 2015

India’s Leading Diversified Natural Resources Company

Merger of Vedanta Limited and Cairn India Limited

Vedanta Limited, Cairn India Limited (“Cairn India”) and Vedanta Resources plc (“Vedanta plc” together with its subsidiaries, the “Group”), today announce a merger between Vedanta Limited and Cairn India (the “Transaction”).

Key Highlights

•	Minority shareholders of Cairn India will receive for each equity share held:

•	1 equity share in Vedanta Limited

•	1 redeemable preference share in Vedanta Limited with a face value of INR 10

•	Implied premium of 7.3% to the previous close.

•	Strategy remains unchanged, with continued focus on delivering attractive growth, sustainable development and long-term value for all shareholders.

•	Commitment to growth and to sustain strong dividend distribution.

•	Completion expected in first quarter CY 2016

Mr Anil Agarwal, Chairman of Vedanta plc, said:

“The merger of Cairn India and Vedanta Limited consolidates our position as India’s leading diversified natural resources champion, uniquely positioned to support India’s economic growth. The independent Directors, at both Vedanta Limited and Cairn India, unanimously recommend the proposed combination. This marks a significant step towards achieving our stated long term vision of a simplified group structure with alignment of interests between all shareholders for the creation of long term sustainable value.”

Mr Tom Albanese, CEO of Vedanta Limited, said:

“This transaction consolidates our portfolio of Tier-I assets which, combined with strong management, will deliver superior returns for all shareholders. It will result in improved financial flexibility to allocate capital to the highest return projects and sustain strong dividends. The combined entity is uniquely positioned to help unlock India’s wealth of world-class energy and mineral resources.”

Mr Mayank Ashar, CEO of Cairn India, said:

“The merger with Vedanta Limited will generate additional value for our shareholders and de-risks Cairn India by providing access to a portfolio of diversified Tier-I, low cost, long-life assets, to deliver significant near term growth. Our Rajasthan fields continue to remain our core asset. The financial strength of the enlarged group will ensure greater access to capital to further Indian oil & gas development.”

Strategic Rationale

•	Diversified Tier-I portfolio de-risks earnings volatility and drives stable cash flows through the cycle.

•	Improved ability to allocate capital to the highest return projects across the portfolio.

•	Greater financial flexibility to sustain strong dividend distribution.

•	Cost savings and potential re-rating to benefit all shareholders.

•	The Transaction will contribute to further the streamlining of internal processes and improved productivity, beyond the previously announced $1.3 billion.

•	Stronger balance sheet will allow for the overall cost of capital to be reduced.

•	Consistent with stated corporate strategy to simplify the Group structure.

•	Offers long term sustainable value enhancement for all shareholders.

Benefits for Cairn India Shareholders

•	Attractive transaction terms.

•	Earnings will be de-risked through increased diversification, offering exposure to a larger, more resilient and more diversified commodity mix.

•	Stable cash flow supporting investment and dividends through the cycle, driving long term value.

•	Offers Cairn India shareholders exposure to Vedanta Limited’s well invested Tier-I, structurally low cost, longer-life assets, including a best-in-class zinc platform, which have significant latent capacity ramping up.

•	Being part of a larger entity will allow Cairn India to benefit from increased economies of scale and improved free float and trading liquidity.

•	The large equity share component allows Cairn India shareholders to participate in the upside potential at Vedanta Limited as a result of the attractive growth profile and delivery of Vedanta Limited’s ongoing cost saving initiatives.

•	Increased participation in Vedanta Limited’s previously announced $1.3 billion marketing and procurement cost saving program.

•	Retains proven management team and decision-making framework, retaining the Cairn India brand.

Proposed Transaction

•	Merger of Cairn India into Vedanta Limited through a Scheme of Arrangement under Indian law.

•	On completion, minority shareholders of Cairn India will receive for each equity share[1] held:

•	One equity share in Vedanta Limited of face value INR 1 each

•	One 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of INR 10 each

•	No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India.

•	RPS would have the following key terms:

•	Dividend of 7.5% per annum payable annually at the end of each financial year[2]

•	Tenure – 18 months from issuance

•	Redeemable at face value of INR 10 per share for cash at the end of the tenure

–	Vedanta Limited will arrange for a third party facility enabling a cash exit for RPS holders at par within 30 days from issuance

•	Listed on the NSE

•	Approximately 752 million of each of equity shares and RPS will be issued to the minority shareholders of Cairn India by Vedanta Limited pursuant to the merger.

•	Following completion of the Transaction:

•	Vedanta plc ownership in Vedanta Limited is expected to decrease to 50.1% from its current 62.9% shareholding.

•	Cairn India minority shareholders will own 20.2% and Vedanta Limited minority shareholders will own a 29.7% stake in the enlarged entity.

•	The Transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as Indian High Court, stock exchange and other customary approvals.

•	The Transaction is expected to be tax-neutral for Vedanta Limited, Cairn India and their shareholders under Indian Law.

•	Vedanta Limited would further consider consolidation of some of its wholly owned foreign subsidiaries.

[1]	Of face value INR 10 per share
[2]	Dividend payment in each financial year is pro-rated for the tenure for which the RPS are outstanding during that financial year.

•	Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”), and Vedanta plc will continue to be premium listed on the London Stock Exchange (“LSE”).

•	Cairn India’s BSE and NSE listings will be cancelled following completion of the Transaction.

•	This merger accounting would be done under Pooling of Interest method. As part of this accounting treatment, goodwill appearing in the books of Vedanta Limited and Cairn India would be adjusted against reserves including securities premium account. This will have no impact on cash or the profit and loss account.

•	The Transaction is subject to compliance with all applicable laws and the rules and regulations of all applicable stock exchanges.

•	The Transaction is expected to close in the first quarter of CY 2016.

Recommendations, Financial Advisers and Fairness Opinions

The non-conflicted, independent members of the Board of Directors of Vedanta Limited, Cairn India and Vedanta plc have unanimously approved the merger as being in the best interests of their respective shareholders.

Furthermore, independent sub-committees of non-conflicted members of the Boards of Directors of Vedanta Limited and Cairn India have been established to oversee the Transaction.

Independent valuers, Price Waterhouse & Co LLP and Walker Chandiok & Co LLP, have provided their joint recommendation on the exchange ratio for consideration by the Boards of Vedanta Limited and Cairn India.

Lazard & Co., Limited has acted as financial advisor to Vedanta Limited in relation to the Transaction and the Board of Directors of Vedanta Limited have received a fairness opinion from Lazard India Private Limited with regard to the fairness of the exchange ratio to Vedanta Limited, from a financial point of view.

The Board of Directors of Cairn India has received opinions from DSP Merrill Lynch Limited and JM Financial Institutional Securities Limited as to the fairness of the exchange ratio to Cairn India, from a financial point of view.

J.P. Morgan Cazenove and Morgan Stanley are acting as joint financial advisors and joint corporate brokers to Vedanta plc in relation to the Transaction.

Transaction governance is in line with Indian and UK regulations and best practices.

Key Transaction Approvals

•	Vedanta Limited and Cairn India shareholder approvals:

•	Majority of the minority shareholders voting.

•	At a separate High Court directed meeting:

–	Majority in number of shareholders voting at the shareholder meeting, required to vote in favour of the Transaction; and

–	75% in value of shareholders present and voting at the shareholder meeting required to vote in favour of the Transaction.

–	Vedanta plc and Vedanta Limited can vote at the meetings for Vedanta Limited and Cairn India, respectively.

•	Vedanta plc shareholder approval:

•	Simple majority of holders present and voting at the shareholder meeting required to vote in favour of the Transaction.

•	Ministry of Petroleum & Natural Gas

•	Jurisdictional High Courts where the registered offices of Vedanta Limited and Cairn India are situated.

•	BSE, NSE and the Securities and Exchange Board of India.

•	Foreign Investment Promotion Board.

•	Regulatory and other approvals as may be required.

Conference Calls for Analysts and Shareholders

There will be two conference calls:

•	Sunday, 14 June 2015: 5:30 PM IST

•	Monday, 15 June 2015: 5:30 PM IST

The dial-in numbers for both the calls are same and are given below:

	CALL 1	CALL 2
DATE	14 June 2015	15 June 2015
DAY	Sunday	Monday
TIME	5:30 PM (IST)	5:30 PM (IST)
Singapore / Hong Kong	8:00 PM	8:00 PM
UK	1:00 PM	1:00 PM
USA (EST)	8:00 AM	8:00 AM

DIAL IN (TOLL) – ACCESSIBLE INTERNATIONALLY
India & International (Main Access)	+91 22 3938 1088
India & International (Standby Access)	+91 22 6746 8388

DIAL IN (TOLL FREE) – ACCESSIBLE FROM SPECIFIED COUNTRIES
UK only	0 808 101 1573
USA only	1 866 746 2133
Hong Kong	800 964 448
Singapore	800 101 2045

REPLAY (AVAILABLE UNTIL 21 JUNE 2015)
Mumbai	+91 22 3065 2322
+91 22 6181 3322

	14 JUNE	15 JUNE
PASSCODE	82752#	54171#

A presentation will be shortly available online for download at www.vedantaresources.com, www.vedantalimited.com, www.cairnindia.com

Online registration for the conference call to be hosted 14 June 2015:

http://services.choruscall.in/diamondpass/registration?confirmationNumber=8744943

Webcast link for 14 June 2015 only:

http://services.choruscall.eu/links/vedanta150614.html

Online registration for the conference call to be hosted 15 June:

http://services.choruscall.in/diamondpass/registration?confirmationNumber=5459624

Contacts

Vedanta Resources plc

Ashwin Bajaj

Director – Investor Relations

Anshu Goel

Vice President – Investor Relations

Radhika Arora

Associate General Manager – Investor Relations

Tel: +44 20 7659 4732

Tel: +91 22 6646 1531

ir@vedanta.co.in

Vedanta Limited

Ashwin Bajaj

Director – Investor Relations

Sunila Martis

Manager – Investor Relations

Tel: +91 22 6646 1531

vedantaltd.ir@vedanta.co.in

Vedanta Group Communications

Roma Balwani

President – Group Communications, Sustainability and CSR

Tel: +91 22 6646 1000

gc@vedanta.co.in

Cairn India

Sudhir Mathur

Chief Financial Officer

Tel: +91 124 677 3767 / +91 85273 98574

cilir@cairnindia.com / sm@cairnindia.com

Arun Arora

Chief Communication Officer

Sneha Arora

Investor Relations

Financial Advisor to Vedanta Limited

Lazard & Co., Limited

Spiro Youakim

Nicola Pull

Tel: +44 207 187 2000

Lazard India Private Limited

Premnath Iyer

Deepak Sharma

Tel: +91 22 6752 6000

Financial Advisors to Cairn India

DSP Merrill Lynch Limited

Raj Balakrishnan

Jagan Dholakia

Tel: +91 22 6632 8000

JM Financial Institution Securities Limited

Vikas Kothari

Venugopan Nyalapelli

Tel: +91 22 6630 3030

Joint Financial Advisors, Joint Sponsors and Joint Corporate Brokers to Vedanta plc

J.P. Morgan Cazenove

Barry Weir

Edward Jack

Tel: +44 207 742 4000

Morgan Stanley

Teodor Todorov

Tom Perry

Tel: +44 207 425 8000

UK Media

Finsbury

Daniela Fleischmann

Tel: +44 20 7251 3801

About Vedanta plc

Vedanta Resources Plc (“Vedanta”) is a London-listed diversified global resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Ireland, Liberia, Australia and Sri Lanka. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of entrepreneurship, excellence, trust, inclusiveness and growth. For more information, please visit www.vedantaresources.com.

About Vedanta Limited

Vedanta Limited (Vedanta Ltd) is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Vedanta Ltd, formerly Sesa Sterlite Limited, is the Indian subsidiary of Vedanta Resources Plc, a London listed company. Sustainable Development is at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com.

About Cairn India

Cairn India is one of the largest independent oil & gas exploration and production companies in India. It operates 27% of India’s domestic crude oil production and to date has opened 4 frontier basins with numerous discoveries. Cairn India has a portfolio of 9 blocks – one block in Rajasthan, which contains multiple assets, two on the west coast and four on the east coast of India and one each in Sri Lanka and South Africa. Oil and gas is currently being produced from Rajasthan, Ravva and Cambay. It is listed on the BSE and NSE in India. For more information, please visit www.cairnindia.com.

Cairn India had gross assets of $10.7 billion as of 31 March 2015 and profit before tax (before exceptional items) (“PBT”) of $1.2 billion for the year ending 31 March 2015. Vedanta Limited had gross assets of $8.6 billion as of 31 March 2015 and PBT (before exceptional items) of $2.0 billion for the year ending 31 March 2015.

Disclaimer

This press release does not constitute an invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any company mentioned herein in the United States or any other jurisdiction pursuant to the Transaction or otherwise, and neither this press release nor anything herein forms the basis for any contract or commitment whatsoever. This press release does not constitute a prospectus or prospectus equivalent document.

The Transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

The Vedanta Limited securities to be issued in the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the Vedanta Limited securities to be issued in the Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.

No statement in this press release (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this press release should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta plc, Vedanta Limited or Cairn India, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta plc, Vedanta Limited or Cairn India, as appropriate.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act concerning the financial condition, results of operations and businesses of Vedanta plc, Vedanta Limited and Cairn India and of the Transaction. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. The forward-looking statements in this press release speak only as at the date of this press release. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of any of Vedanta plc, Vedanta Limited or Cairn India to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. Additional factors that could cause Vedanta Limited and its subsidiaries’ results to differ materially from those described in the forward-looking statements can be found in the Vedanta Limited’s 2014 Annual Reports on Form 20-F, filed with the U.S. Securities and Exchange Commission. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases.

There are a number of factors that could affect the future operations of any of Vedanta plc, Vedanta Limited or Cairn India and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for any of Vedanta plc’s Vedanta Limited’s or Cairn India’s products; (c) currency fluctuations; (d) reserves estimates; (e) loss of market share and industry competition; (f) environmental and physical risks; (g) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (h) the risk of doing business in developing countries and countries subject to international sanctions; (i) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (j) economic and financial market conditions in various countries and regions; (k) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (l) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Certain information in this announcement is based upon unaudited management accounts and estimates. Unless otherwise indicated, all references in this press release to “US dollars”, “US$” and “$” are to the lawful currency of the United States and all references to “INR” are to “Indian Rupee”, the lawful currency of India. For the purposes of this press release and unless otherwise stated, for the convenience of the reader, the US dollar to INR exchange rate of 1: 64.0301, the rate quoted by the Reserve Bank of India on 12th June 2015, has been applied for translation of certain amounts from INR to US dollar. Such translations should not be considered as a representation that such currencies could have been or could be converted into US dollars or INR (as the case may be) at any particular rate, the rate stated or at all.

Investors should seek their own tax advice.

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as corporate broker and financial advisor for Vedanta plc and no one else in connection with the Transaction and this announcement and will not be responsible to anyone other than Vedanta plc for providing the protections afforded to its clients nor for providing advice in connection with the Transaction or any matter referred to herein. Neither J.P. Morgan Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of J.P. Morgan Limited in connection with this announcement, any statement contained herein or otherwise.

Morgan Stanley & Co. International plc (“Morgan Stanley”) is acting as corporate broker and financial advisor to Vedanta plc and is advising no one else in connection with the Transaction and this announcement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Vedanta plc for providing the protections afforded to their clients or for providing advice in connection with this announcement, any matters referred to herein or otherwise.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, and Lazard India Private limited, a Category I Merchant Banker registered with the Securities and Exchange Board of India (together with Lazard & Co., Limited, “Lazard”), are acting as financial advisor to Vedanta Limited and are advising no one else in connection with the Transaction referred to in this announcement and will not be responsible to any person other than Vedanta Limited for providing the protections afforded to the clients of Lazard, nor for providing advice in relation to the Transaction, the contents of this announcement or any other matters referred to herein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

DSP Merrill Lynch Limited (“BofA Merrill Lynch”) is acting as a financial advisor to Cairn India Limited and is advising no one else in connection with the Transaction and this announcement. In connection with such matters, BofA Merrill Lynch, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Cairn India Limited for providing the protections afforded to their clients or for providing advice in connection with this announcement, the Transaction, any matters referred to herein or otherwise.